Exhibit 12.01
COMPUTATION OF RATIOS
June 30, 2018
RATIO OF EARNINGS TO FIXED CHARGES

SCANA:	Six Months Ended June 30, 2018	Twelve Months Ended June 30, 2018	Years ended December 31,
Dollars in Millions			2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$196.5	$387.2	$377.6	$356.8	$327.8	$318.2	$305.9
Amortization of debt premium, discount and expense (net)	2.0	4.0	4.0	4.5	4.7	9.7	5.3
Interest component on rentals	1.7	3.3	3.3	3.5	3.7	4.1	4.9
Total Fixed Charges (A)	$200.2	$394.5	$384.9	$364.8	$336.2	$332.0	$316.1
Earnings as defined:
Pretax income (loss) from continuing operations	$231.6	($421.8)	($230.7)	$865.6	$1,138.4	$786.0	$693.8
Total fixed charges above	200.2	394.5	384.9	364.8	336.2	332.0	316.1
Pretax equity in (earnings) losses of investees	2.6	11.5	8.9	(0.7)	0.8	(1.4)	(3.2)
Cash distributions from equity investees	—	1.0	2.7	3.7	4.0	7.4	9.6
Total Earnings (B)	$434.4	($14.8)	$165.8	$1,233.4	$1,479.4	$1,124.0	$1,016.3
Ratio of Earnings to Fixed Charges (B/A)	2.17	(0.04)	0.43	3.38	4.40	3.39	3.22
Amount of Earnings Deficiency Below Fixed Charges		$409.3	$219.1

SCE&G:	Six Months Ended June 30, 2018	Twelve Months Ended June 30, 2018	Years ended December 31,
Dollars in Millions			2017	2016	2015	2014	2013
Fixed Charges as defined:
Interest on debt	$156.0	$306.5	$300.2	$284.6	$258.4	$237.6	$226.4
Amortization of debt premium, discount and expense (net)	1.4	2.9	2.9	3.5	3.7	4.4	4.2
Interest component on rentals	1.9	3.7	3.8	4.0	4.1	4.0	4.5
Total Fixed Charges (A)	$159.3	$313.1	$306.9	$292.1	$266.2	$246.0	$235.1
Earnings as defined:
Pretax income (loss) from continuing operations	$200.2	($492.4)	($342.6)	$774.1	$711.0	$676.0	$579.7
Total fixed charges above	159.3	313.1	306.9	292.1	266.2	246.0	235.1
Pretax equity in losses of investees	2.7	5.7	4.6	3.1	5.0	5.3	3.5
Total Earnings (B)	$362.2	($173.6)	($31.1)	$1069.3	$982.2	$927.3	$818.3
Ratio of Earnings to Fixed Charges (B/A)	2.27	(0.55)	(0.10)	3.66	3.69	3.77	3.48
Amount of Earnings Deficiency Below Fixed Charges		$486.7	$338.0